March 11, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Exquisite Acquisition, Inc.

Form S-1

Filed January 26, 2015

File No. 333-201697

To the men and women of the SEC:

On behalf of Exquisite Acquisition Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 21, 2015 addressed to Mr. Thomas DeNunzio, the Company’s President, and CEO, with respect to the Company’s filing of its S-1 on January 26, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

COMPANY RESPONSE

There are no written communications as defined in Rule 405 under the Securities Act that we or anyone authorized on our behalf has presented to investors or anyone of any kind.

2. Please revise the disclosure in your filing to clarify your state of operations. It appears they have not yet commenced, as disclosed on page five. However, you state that you have “limited operations” on page one and reference company operations on page 22.

COMPANY RESPONSE

We have amended page 1 and page 22. On page 1 we clarified that there are no operations and on page 22 we deleted information that implied we may have any Company operations taking place at this time.

Cover page, page 1

3. Revise to limit your prospectus cover page to one page as required by Item 501(b) of Regulation S-K.

COMPANY RESPONSE

Page 1 has been merged with page 2 to revise the above. This action has resulted in the change of the remaining page numbers of the entire document. Each subsequent page is now numbered one integer less than it was prior to the change.

4. We note your disclosure regarding the amount of deposited funds to be released to the registrant. Please provide us your analysis of what provision of Rule 419 permits deduction of a trust agent fee.

COMPANY RESPONSE

Rule 419 states that “the registrant may receive up to 10 percent of the proceeds remaining after payment of underwriting commissions, underwriting expenses and dealer allowances permitted by paragraph (b)(2)(i).”

Upon analyzing (b)(2)(i) and the remainder of Rule 419 we feel as though Rule 419 permits deduction of a trust agent fee.

Item 3 - Summary Information, Risk Factors, and Ratio of Earnings to Fixed Charges, page 4

5. Please revise your disclosure to indicate that the offering proceeds and the securities to be issued will be deposited promptly into the trust account.

COMPANY RESPONSE

The following was added to the first paragraph under Item 3 on page 3: The offering proceeds from the sale of securities will be deposited promptly into the trust account.

Additionally, the following was added to the first paragraph under “The Offering” on page 4: The offering proceeds from the sale of securities will be deposited promptly into the trust account.

6. Please revise your second paragraph in the Summary Information section to indicate that the funds returned to investors individually or to all investors will be returned by first class mail or other equally prompt means within five business days.

COMPANY RESPONSE

The following was added to the above referenced second paragraph: The funds returned to investor(s) will be returned by first class mail or other equally prompt means within five business days.

7. Please revise to address in the Summary Information section and/or The Offering section the post-effective amendment requirement if a significant acquisition becomes probable. See Rule 419(d).

COMPANY RESPONSE

The following has been added to the Summary Information section:

Note: If, during any period in which offers or sales are being made, a significant acquisition becomes probable, we shall file promptly a post-effective amendment disclosing the information specified by the applicable registration statement form and Industry Guides, including financial statements of us (the registrant) and the company to be acquired as well as pro forma financial information required by the form and applicable rules and regulations. Where warrants, rights or other derivative securities issued in the initial offering are exercisable, there is a continuous offering of the underlying security.

8. Please revise your statement on page six that, as an emerging growth company, you are exempt from Sections 14A and B of the Exchange Act accordingly. An emerging growth company is exempt from Exchange Act Sections 14A(a) and (b).

COMPANY RESPONSE

We have amended what is now page 5 to reflect the above information. It now reads: As an emerging growth company, we are exempt from Sections 14A and B of the Exchange Act accordingly. An emerging growth company is exempt from Exchange Act Sections 14A(a) and (b).

The Offering, page 6

9. We note your statement that the value of the business(es) to be acquired must represent “at least 80 percent (80%) of the maximum offering proceeds.” Please revise to state what the 80% threshold is for this offering. See Rule 419(e) of Regulation C.

COMPANY RESPONSE

The section already makes reference to what the 80% threshold is for in regards to this offering. We have added further clarification as mentioned following the below passage.

“The trust conditions are as follows:

(1) The Trust Agent has received written certification from the Company and any other evidence acceptable by the Trust Agent that the Company has executed an agreement for the acquisition(s) of a business(es) the value of which represents at least eighty percent (80.0%) of the maximum offering proceeds (the acquisition to be completed through the use of the proceeds of this offering, loans or equity)and has filed the required post-effective amendment, the post-effective amendment has been declared effective, the mandated reconfirmation offer having the conditions prescribed by Rule 419 has been completed, and the Company has satisfied all of the prescribed conditions of the reconfirmation offer (sufficient must have voted in favor of reconfirmation so that the remaining funds are adequate to allow the acquisition to be consummated); and

(2) The acquisition(s) of the business(es) the value of which represents at least eighty percent (80.0%) of the maximum offering proceeds is (are) consummated or

(3) The deposited funds shall be returned to investors in the event that the minimum offering amount is not raised within one hundred eighty (180) days, in which case the securities are returned to the company.”

In this regard the above mentions that the 80% threshold is to utilize the funds from the offering to acquire an operating business or businesses. To add further clarification the following was added on what is now page 5 prior to the above passage: The funds will also be utilized to acquire an operating business or businesses.

10. We note your reference to sufficient investors voting in favor of reconfirmation. As the reconfirmation decision by each Rule 419 purchaser appears to be an individual decision, we do not understand the references to a vote. Please explain or revise.

COMPANY RESPONSE

The previous reference to a vote has been deleted and replaced with elected. We also added the word individuals into the passage. See below.

When reading the passage it now reads, “sufficient individuals must have elected in favor of reconfirmation so that the remaining funds are adequate to allow the acquisition to be consummated.”

We believe that it is clear that this clarifies the confusion that this may be a group decision or majority vote but rather an individual choice that one elects to either take or not take.

11. Please revise to address that the identity of the purchaser of the securities will be included on the stock certificates or other documents that evidence the company’s securities. Also indicate that the books and records of Underhill Securities Corp. will indicate the name, address, and interest for each purchaser who submitted funds.

COMPANY RESPONSE

The following has been added to the third paragraph under “The Offering” on page 5,: The identity of the purchaser of the securities will be included on the stock certificates or other documents that evidence the company’s securities. The books and records of Underhill Securities Corp. will indicate the name, address, and interest for each purchaser who submitted funds.

Summary Financial Information, page 8

12. Please revise the introductory paragraph or the headings for the summary financial information to disclose the period for which the summary financial information is being presented.

COMPANY RESPONSE

The summary financial information now discloses the period for which the summary financial information is being presented.

Risk Factors, page 9

13. Given your disclosure on page six that subscription agreements are irrevocable, please disclose the risk to investors of providing you funds on which they will receive no interest or dividends while you attempt to raise the minimum offering proceeds and attempt to complete an acquisition meeting the requirements of Rule 419 for up to 18 months.

COMPANY RESPONSE

The following risk factor has been added on page 9:

All subscription agreements are irrevocable. Because of this you may face a risk of not receiving any interest or dividends as we attempt to find a suitable acquisition that meets the minimum requirements of Rule 419.

All subscription agreements are irrevocable. There is a risk that you may be making an investment on which you will receive no interest or dividends as we attempt to raise the minimum offering proceeds necessary to make a business acquisition with an operating entity or entities within the requirements of Rule 419 for up to 18 months.

14. We note in your risk factor “Mr. DeNunzio may not pay all the expenses …” the disclosure in the last sentence states that “Mr. DeNunzio will pay any expenses not covered by the amounts raised in the offering or which cannot be released until after the offering is completed.” Please revise to delete the mitigating language from this risk factor. You may address this factor in another location in your prospectus.

COMPANY RESPONSE

The following sentence was deleted from the above referenced risk factor: Mr. DeNunzio will pay any expenses not covered by the amounts raised in the offering or which cannot be released until after the offering is completed.

Use of Proceeds, page 15

15. We note your statement that “we will have the discretion to apply the available net proceeds to various indicated uses within the dollar limits established in the table above.” It appears to us that the amount deducted for the trust fee is fixed at $1,500 and that the amount released to the company is always 10% releasable to the company. Please revise to clarify your statement as appropriate.

COMPANY RESPONSE

The above was a clerical error. We are in agreement that this may have been misleading so we removed the sentence altogether.

16. Please provide your analysis of how your disclosure in the “Net Held in Trust” row of the chart is consistent with Rule 419(b)(2). Also clarify how you can use the proceeds for the working capital costs that you mention if the proceeds are held in trust.

COMPANY RESPONSE

We have reworded note one under the table to clarify all of the above. It now reads: “Working capital includes the remaining funds released to the Company after a probably acquisition candidate has been discovered and the Company intends to move forward with the acquisition. The category of General Working Capital may include, but not be limited to, printing costs, postage, communication services, overnight delivery charges, additional professional fees, consulting fees, and other general operating expenses, including the costs associated with effectuating a merger or acquisition. Working capital may be also utilized for legal, accounting and other similar costs.”

17. We note your last sentence in footnote one to the table. Please revise to clarify the circumstances under which proceeds would be received “after the completion of the offering.”

COMPANY RESPONSE

We have added the following to clarify the above circumstances which would be considered to be the completion of the offering: Completion of this offering is defined as: the date when the sale of all 4,000,000 shares to be sold by the issuer is completed, (ii) any time after the minimum offering of 1,000,000 shares of common stock is achieved at the discretion of the Board of Directors, or (ii) 180 days from the effective date of this document.

Dilution, page 16

18. Please revise your discussion in the first paragraph to address the net tangible book value per share before and after the distribution along with amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered.

COMPANY RESPONSE

The following has been added following the first paragraph of what is now page 15: The current net tangible book value per share is zero based on the fact that we have no assets at this time. Following the distribution (sale of shares) if we sell the minimum number (25%) of the shares which is 1,000,000 the increase in net tangible book value attributable to the cash payments made by purchasers will be $0.002 or zero if rounded to the nearest penny. If in the event we sell 50% of the shares which is 2,000,000 the increase in net tangible book value attributable to the cash payments made by purchasers will be $.004 or zero if rounded to the nearest penny. If in the event we sell the maximum number of shares (100%) which is 4,000,000 the increase in net tangible book value attributable to the cash payments made by purchasers will be $0.008 or $0.01 (one penny) if rounded to the nearest penny.

Please note that we do not have any cash balance of $100 and this was a clerical error. The dilution table has been amended throughout accordingly. See our response to comment 19 and 20.

19. We note that you provide your intended use of the offering proceeds assuming that 25%, 50% and 100% of the common stock offered is sold. Please expand your dilution disclosures to provide the dilution information as required by Item 506 of Regulation S-K under each of these offering assumptions.

COMPANY RESPONSE

The table was amended to include the dilution disclosure for if 50% of the shares are sold in the offering. We also revised a previous clerical error throughout the table alluding to assets of $100. This should have been $0 and is now reflected as $0.

Additionally, the first paragraph under “Dilution” has been amended throughout to reflect the correct values. The numbers previously reflected throughout this section were incorrect.

Net Value Calculation, page 16

20. Your disclosure indicates that your net tangible book value before the offering is $100 under the numerator of the net value calculations. Please reconcile this amount to your balance sheet amounts as of November 30, 2014 as disclosed on page F-2 of the filing.

COMPANY RESPONSE

The above has been amended as also mentioned in our response to comment 19 and 20. We do not have assets of $100 but rather $0. The prior figure of $100 was a clerical error and has been reflected accordingly.

Plan of Distribution, page 17

21. We note your disclosure on the cover page and on page 17 that the shares will be offered on a best efforts basis through Mr. DeNunzio, your sole officer and director. Please advise us if Mr. DeNunzio is a registered broker-dealer or seeks to use an exemption for his participation in the offering. To the extent that he intends to rely on Exchange Act Rule 3a4-1 as an exemption, please specify the facts relied upon to make the exemption available and provide an analysis as to how each element of the Rule is satisfied.

COMPANY RESPONSE

The following was added under “Plan of Distribution”:

In connection with the Company’s selling efforts in the offering, Thomas DeNunzio will not register as a broker-dealer pursuant to Section 15 of the Exchange Act, but rather will rely upon the “safe harbor” provisions of SEC Rule 3a4-1, promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. Thomas DeNunzio is not subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. Thomas DeNunzio will not be compensated in connection with his participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Mr. DeNunzio is not, nor has he been within the past 12 months, a broker or dealer, and he is not, nor has he been within the past 12 months, an associated person of a broker or dealer. At the end of the offering, Mr. DeNunzio will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Thomas DeNunzio will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii).

22. We note your discussion of Deposited Securities on page 18. Please revise to disclose whether purchasers will have voting rights under applicable state law while the deposited securities are held in trust.

COMPANY RESPONSE

We have added the following to what is now the first paragraph on page 17: Securities purchased in this offering will be held in the trust account and are to remain as issued and deposited and shall be held for the sole benefit of the purchasers, who shall have voting rights with respect to securities held in their names, as provided by applicable state law.

23. We note your disclosure on page 18 that funds will be placed in an account at Wells Fargo Bank. Please provide us your analysis clearly demonstrating compliance with Rule 419(b)(1). Include in your response, among other relevant information, whether the account is separate and how you determined the net capital of Underhill Securities Corp. We note the net capital disclosed in Underhill’s recent report filed with the Commission.

COMPANY RESPONSE

Rule 419 states in pertinent part:

(b) Deposit of securities and proceeds in escrow or trust account—(1) General. (i) Except as otherwise provided in this section or prohibited by other applicable law, all securities issued in connection with an offering by a blank check company and the gross proceeds from the offering shall be deposited promptly into:

(A) An escrow account maintained by an “insured depository institution,” as that term is defined in section 3(c)(2) of the Federal Deposit Insurance Act (12 U.S.C. 1813(C)(2)); or

(B) A separate bank account established by a broker or dealer registered under the Exchange Act maintaining net capital equal to or exceeding $25,000 (as calculated pursuant to Exchange Act Rule 15c3–1 (17 CFR 240.15c3–1), in which the broker or dealer acts as trustee for persons having the beneficial interests in the account.

In this case, Underhill is a broker registered under the Exchange Act with a net capital of $25,000 and Underhill is depositing into a separate Wells Fargo Account in which they are acting as Trustee for the investors.

The net capital for Underhill was calculated in accordance with Rule 15c3-1 of the Exchange Act and Underhill has maintained such net capital requirements as of the date of this response.

Common Stock, page 19

24. We note your certificate of incorporation. If your sole director can change the vote per share and/or other rights of stockholders without consent, please clearly disclose and add appropriate risk factors.

COMPANY RESPONSE

Our sole director can not change the vote per share and or other rights of stockholders without consent. The previous sentence was added on what is now the top of page 18.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

25. Please revise to disclose, describe and quantify the principal components of your operating expenses for the period presented in the financial statements. Please also quantify and describe the components of your expected cash requirements for the twelve months from the balance sheet date.

COMPANY RESPONSE

The following has been added to “Management’s Discussion and Analysis”:

Our cash balance as of November 30, 2014 is $0. We anticipate that we will incur ongoing costs related to finding a suitable acquisition and subsequently making the acquisition. We expect our cash requirements for the next twelve months following the date of our financial statements herein to be in total a minimum of $35,000.

As of November 30, 2015 we have generated no revenues and have a net loss of $3,948. Our operating expenses thus far have included $3,000 of accounting fees, and $148 in fees relating to filing our certificate of incorporation in Delaware ($98) coupled with paying our Resident Agent Fee ($50). We also have share based compensation totalling $800 from the 8,000,000 shares issued to Mr. DeNunzio in exchange for developing the Company’s business concept and plan. The par value of each share of common stock is .0001

Acquisition of Opportunities, page 25

26. We note that Mr. DeNunzio has agreed to pay all expenses of the offering and “will pay any expenses not covered by the amounts raised in the offering or which cannot be released until after the offering is complete.” Please revise to disclose whether any written agreement governs the latter agreement and, if so, disclose the material terms of the agreement and attach it as an exhibit in accordance with Item 601(b)(10) of Regulation S-K. In the alternative, please provide a written description of the oral agreement with Mr. DeNunzio. For guidance, see Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

COMPANY RESPONSE

We have attached the agreement between Mr. DeNunzio and the Company as exhibit 10.1.

27. Please revise to describe in greater detail the anticipated steps that will constitute due diligence, as that term is used on page 25. In this regard, we note the “basic review” steps disclosed in your second risk factor on page 10.

COMPANY RESPONSE

The following was added on page 24 under “Acquisition of Opportunities”:

“The above due diligence or “basic review” of a potential acquisition candidate will include but may not be limited to:

-Discovering if the potential acquisition has any debt or liens that would make it less attractive for purchase

-Learning more about the acquisition candidate to see if it has a viable and existing business plan

-Evaluating the potential acquisition’s current financial condition

-Discovering if the acquisition candidate is profitable making it more appealing for purchase

-Obtaining a list of any physical or intangible assets of the acquisition candidate that may make it more or less appealing.

-Ensuring there are no pending litigations against the potential acquisition candidate.”

Additional note: we have amended the estimated costs of completing due diligence and completing an acquisition from $10,000-$15,000 to $2,000-$5,000 based on our own estimation that this is more in line with the costs that would be incurred.

Background of Directors, Executive officers, Promoters and Control Persons, page 27

28. Revise to remove the promotional statements/terms, such as “resurrected” and “spearheaded” from Mr. DeNunzio’s business background in order to clearly present the disclosure required by Item 401(e) of Regulation S-K.

COMPANY RESPONSE

Promotional statements and or terms have been removed.

Prior and Current Blank Check Company Experience, page 27

29. Please revise your discussion of the previous experience Mr. DeNunzio has had with blank check companies to include for each blank check company the aggregate dollar amount that was raised, the purpose of the offering, any mergers or acquisition that have occurred, the dates of such transactions, the consideration given and received, whether there is any pubic market, the latest market price of the common stock and Mr. DeNunzio’s subsequent involvement in the company.

COMPANY RESPONSE

We believe that it is not necessary to revise the above. The reason being that each blank check company in the table filed a Form 10-12G registration statement. Therefore, there were no securities registered. There were no offerings, mergers or any acquisitions. There is and remains no public market for any of the entities. However, we changed the table to correct a clerical error in stating “share exchange agreement” when it should have stated “share purchase agreement.” Furthermore, we noted the consideration given and received by referencing the 8-K that was filed for each respective entity which exemplifies the terms and conditions of each share purchase agreement. The previous can be found in the notes added above the table. We also added a note that Mr. DeNunzio does not have any interest in the blank check companies except for Go Public II, Inc. which he remains the sole officer and director.

Executive Compensation, page 28

30. We note that Mr. DeNunzio is not regularly compensated for his services at this time but further note that you are using an outdated Summary Compensation Table rather than the one required by Item 402(n) of Regulation S-K. Please revise accordingly.

COMPANY RESPONSE

We have revised the Summary Compensation table.

Certain Relationships and Related Transactions, page 29

31. We note your reference to price with respect to the shares issued to Mr. DeNunzio in exchange for incorporation expenses paid out of his personal funds. Please revise to disclose the approximate dollar value of this transaction as required by Item 404(a) of Regulation S-K. See also Item 404(d)(1).

COMPANY RESPONSE

We have disclosed the respective dollar amount.

Exquisite Acquisition Inc. Financial Statements

Note 7 – Shareholder Equity, page F-7 Common Stock

32. We note the disclosure indicating that on September 29, 2014, the Company issued 8,000,000 of its $.0001 par value common stock at $.0001 per share and totaling $8,000 to the sole director and shareholder of the Company in exchange for developing the Company’s business concept and plan. Please note that the amount referenced above and disclosed in Note 7 of $8,000 does not agree to the amount reflected in the statement of changes in stockholder deficit on page F-4 or the amount disclosed elsewhere in Note 7 under the heading “Related Party Transactions, Equity” of $800. Please reconcile and revise these amounts.

COMPANY RESPONSE

The amount have been reconciled. This was a clerical error and should have read $800, not $8,000.

Exhibit 99.1

33. We note that section 3ii of the Trust Agreement indicates that the “deposited proceeds shall be in the form of checks, drafts, or money orders payable to the order of the Client/Beneficiary.” Please note that Rule 419(b)(2)(ii) requires that the deposited proceeds by payable to the order of the escrow agent or trustee. We note that Section 3vii of the Trust Agreement references Catapult Corp. We also note your reference to the ‘escrow agreement’ in numerous locations in the Trust Agreement. Please revise as appropriate.

COMPANY RESPONSE

We have changed “Catapult’s Corp’s legal counsel” to “Exquisite Acquisition Inc.’s legal counsel.” We also changed “escrow agreement” to “trust agreement” throughout the Trust Agreement. Additionally, No. 11 on the Trust Agreement, Governing Law was changed from Nevada to Delaware as this was previously a mistake. Lastly, we changed the “The Escrow Agent” to “Trustee” above the signature line on the Trust Agreement.

34. Please provide us your analysis of how the deduction of “hard costs” from the disbursements, as provided in Section 5 of the Trust Agreement, is consistent with Rule 419.

COMPANY RESPONSE

The above referenced sentence pertaining to the deduction of hard costs has been removed. Section 5 now references the costs being the responsibility of the registrant.

35. Please confirm that an executed trust agreement will be filed as an exhibit prior to effectiveness of the registration statement.

COMPANY RESPONSE

We confirm that an executed trust agreement will be filed as an exhibit prior to effectiveness of the registration statement.

Signatures

36. Please include the signature of your controller or principal accounting officer in addition to the signatures of your chief executive and financial officers with your next amendment. See Instruction 1 to Signatures of Form S-1.

COMPANY RESPONSE

The previously requested signature is now affixed.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 11, 2015

/s/ Thomas DeNunzio

President & CEO